OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Acquest Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3039 Ella Lee Lane
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheldon Stoughton   917-860-2084
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✔ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Stoughton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquest Securities, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Sheldon Stoughton, Member
Title

Megan Leamon
Notary Public

Megan Leamon
My Commission Expires
10/09/2021
ID No. 129577509

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

ACQUEST SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

C O N T E N T S

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Acquest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acquest Securities, LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Acquest Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Acquest Securities, LLC's management. Our responsibility is to express an opinion on Acquest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Acquest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Acquest Securities, LLC's financial statements. The supplemental information is the responsibility of Acquest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Acquest Securities, LLC's auditor since 2017.

Celeste, Texas
February 10, 2020

2

ASSETS

Cash	$	20,285
Prepaid expenses		392
TOTAL ASSETS	$	20,677

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	1,167
TOTAL LIABILITIES	$	1,167
MEMBER'S EQUITY		19,510
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,677

The accompanying notes are an integral part of these financial statements.

REVENUES		
	$	-
TOTAL REVENUES		-
EXPENSES		
Compensation and other related costs		4,738
Communications		2,688
Legal and professional		14,451
Reglatory fees and expenses		1,766
Other expenses		2,777
TOTAL EXPENSES		26,420
Net loss before other income		(26,420)
Other Income		
Gain on sale of property and equipment		3,500
NET LOSS	$	(22,920)

The accompanying notes are an integral part of these financial statements.

Balance, December 31, 2018	$	13,142
Net loss		(22,920)
Contributions from member		29,288
Balance, December 31, 2019	$	19,510

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(22,920)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities		
Increase in prepaid expenses		(89)
Increase in accounts payable		227
Net cash used in operating activities		(22,782)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member		29,288
NET INCREASE IN CASH		6,506
CASH AT BEGINNING OF YEAR		13,779
CASH AT END OF YEAR	$	20,285

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u> - Acquest Securities, LLC (Company), a Texas limited liability company, was formed in January 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporate (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company is a Capital Acquisition Broker whose operations consist primarily in providing investment banking services to corporations and financial institutions located throughout the United States.

Significant Accounting Policies:

<u>Use of Estimates</u> - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income Taxes</u> – From January 1, 2019 to June 6, 2019, the Company was treated as a partnership for federal income tax purposes. On June 7, 2019, one of the members acquired 100% of the member interest resulting in the Company becoming a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the individual tax return of its member; therefore, federal income taxes are not payable by or provide for the Company. The Company is subject to the Texas margin tax which is a state income tax.

The Company believes that all significant tax provisions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2016 forward.

<u>Revenue Recognition</u> - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

The Company provides advisory services on investment banking transactions. Generally, these contracts call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, these contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Subsequent Events - The Company has evaluated subsequent events through February 10, 2020, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2019.

NOTE B   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $19,118, which was $14,118 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .06 to 1.

The Company was in net capital deficiency from approximately January 22, 2019 to February 11, 2019. The Company became aware of the deficiency and filed notification under SEA rule 17a-11 with the SEC and FINRA on February 12, 2019. The Company was also in net capital deficiency from June 7, 2019 to July 18, 2019. The Company became aware of the deficiency on July 18, 2019 and filed notification under SEA rule 17a-11 with the SEC and FINRA on July 22, 2019.

NOTE C   RELATED PARTY TRANSACTIONS

The member provides office space for the Company at no cost to the Company.

NOTE D   CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	19,510
Deductions and/or charges		
Nonallowable assets:		
Prepaids expenses		392
Net capital	$	19,118

AGGREGATE INDEBTEDNESS

Accounts payable	$	1,167

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	78
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	14,118
Ratio: Aggregate indebtedness to net capital		.06 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Acquest Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement regarding the Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Acquest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Acquest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Acquest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Acquest Securities, LLC stated that Acquest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Acquest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acquest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 10, 2020

11

ACQUEST SECURITIES LLC

3039 Ella Lee Lane / Houston, Texas 77019
917-860-2084

Acquest Securities LLC Exemption Report

Acquest Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Acquest Securities, LLC

I, Sheldon Stoughton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sheldon Stoughton, Member

January 3, 2020